                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(A) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)

                              (AMENDMENT NO.__)(1)

                              SHAW INDUSTRIES, INC.
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                                (Name of Issuer)

                                  COMMON STOCK
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                         (Title of Class of Securities)

                                   820286 10 2
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                                 (CUSIP Number)

                                 JULIAN D. SAUL
                              SHAW INDUSTRIES, INC.
                             616 EAST WALNUT AVENUE
                                P.O. DRAWER 2128
                              DALTON, GEORGIA 30720
                                  (706)278-3812
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                SEPTEMBER 6, 2000
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             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box.[X]

         Note. Schedules filed regarding paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
                       (Continued on the following pages)
                               (Page 1 of 6 Pages)

---------------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 82028610 2              SCHEDULE 13D                 PAGE 2 OF 6 PAGES

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  1   NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      Julian D. Saul
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  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                   (a) [ ]
                                                                                                         (b) [ ]
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  3   SEC USE ONLY

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  4   SOURCE OF FUNDS
      PF
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  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO                                   [ ]
      ITEMS 2(d) OR 2(e)
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  6   CITIZENSHIP OR PLACE OF ORGANIZATION
      United States of America
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                 NUMBER OF                        7     SOLE VOTING POWER
                   SHARES                               117,594
                BENEFICIALLY
                  OWNED BY
                    EACH
                 REPORTING
                PERSON WITH:
                                                ----------------------------------------------------------------
                                                  8     SHARED VOTING POWER
                                                        11,549,713
                                                ----------------------------------------------------------------
                                                  9     SOLE DISPOSITIVE POWER
                                                        117,594
                                                ----------------------------------------------------------------
                                                  10    SHARED DISPOSITIVE POWER
                                                        11,549,713
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  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      11,667,307
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  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                  [ ]
----------------------------------------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNG IN ROW (11)
      9.21%
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  14  TYPE OF REPORTING PERSON
      IN
----------------------------------------------------------------------------------------------------------------


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Item 1.  Security and Issuer

         The class of equity securities to which this statement on Schedule 13D (this "Statement") relates is the shares of common stock, no par value (the "Common Stock"), of Shaw Industries, Inc. (the "Issuer").

         The principal executive offices of the Issuer are located at 616 East Walnut Avenue, Dalton, Georgia 30720.

Item 2.  Identity and Background

         (a)      This Statement is being filed by Julian D. Saul.

         (b) Mr. Saul's business address is 616 East Walnut Avenue, Dalton, Georgia 30720.

         (c) Mr. Saul is President and a Member of the Board of Directors of the Issuer. The Issuer manufactures, markets, and distributes a broad range of soft floor covering products primarily consisting of broadloom tufted carpet.

         (d) Mr. Saul has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

         (e) Mr. Saul has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      Mr. Saul is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration

         Mr. Saul has previously reported on Schedule 13G his beneficial ownership of the shares of Common Stock of the Issuer subject to this Statement. Mr. Saul is filing this statement to report his expression of support in principle for the proposed transaction described in Item 4 below.

Item 4.  Purpose of Transaction

         On September 6, 2000, the Issuer announced that Berkshire Hathaway, Inc. ("Berkshire Hathaway") offered to purchase between 80.1% and 86% of the outstanding shares of Common Stock of the Issuer at a price of $19.00 per share in cash, subject to approval of the Issuer's Board of Directors (the "Acquisition Proposal"). The Acquisition Proposal is not subject to any financing contingencies.

         The Acquisition Proposal is contingent upon Mr. Saul and Robert E. Shaw, Chairman of the Board and Chief Executive Officer of the Issuer, together with members of their immediate families, each retaining a minimum 5% ownership interest in the Issuer. Pursuant to the Acquisition Proposal, other shares purchased by Berkshire Hathaway would be owned by other members of management of the Issuers and members of the Shaw and Saul families not included in the 5% ownership requirement.


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         Pursuant to the Acquisition Proposal, up to 10% of the shares held by each of the Shaw and Saul family members would, at their option, be purchased by Berkshire Hathaway each year beginning March 31, 2002, at a price equal to $19.00 per share plus the increase in book value per share over the book value per share as of December 31, 2000. Up to one-third of the shares held by other members of management and the Shaw and Saul family members not included in the 5% ownership requirement would, at the option of those shareholders, be purchased each year beginning March 31, 2002, at the same pricing formula.

         At the September 6, 2000 meeting of the Board of Directors of the Issuer, Mr. Saul expressed his support in principle for the proposed transaction, subject to approval of the Board of Directors.

         Other than as described above and actions taken within his authority as President and a Member of the Board of Directors of the Issuer, Mr. Saul does not have any present plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; or (i) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of Issuer

         (a) Mr. Saul beneficially owns 11,667,307 shares of Common Stock of the Issuer, which represents 9.21% of the issued and outstanding shares of Common Stock of Issuer.

         (b) Mr. Saul has sole voting and dispositive power with respect to 117,594 shares beneficially owned by him.

         (c) Mr. Saul effected no transactions in the shares of Common Stock of the Issuer during the last 60 days.

         (d) Except as set forth in this Item 5, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of Common Stock of the Issuer beneficially owned by Mr. Saul.

         (e)      Not applicable.


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Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Except as set forth in Item 4 above, Mr. Saul does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.  Material to be filed as Exhibits

         None.


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                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             Date: September 13, 2000


                                             /s/ Julian D. Saul
                                             ---------------------------------
                                                   Julian D. Saul


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